WORLD ILLUSTRATED, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2023 and 2022

(Unaudited)

Balance Sheet

world illustrated Inc.
As of December 31, 2023

	DEC 31, 2023	DEC 31, 2022
Assets		
Current Assets		
Cash and Cash Equivalents		
Avalon EUR	27,827.61	25,706.84
Avalon GBP	185.19	-
world illustrated Inc. USD	2,352.38	4,824.49
Total Cash and Cash Equivalents	**30,365.18**	**30,531.33**
Accounts Receivable	185,277.95	120,946.20
world illustrated website development	240,575.83	190,219.98
Total Current Assets	**456,218.96**	**341,697.51**
Fixed Assets		
Intellectual Property	1,797,941.49	1,744,081.84
Total Fixed Assets	**1,797,941.49**	**1,744,081.84**
Total Assets	**2,254,160.45**	**2,085,779.35**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	258,729.57	124,748.97
Avalon GBP	-	20,576.53
Avalon USD	12,887.72	14,325.99
Rounding	1.96	1.91
Sales Tax	2.10	2.10
Suspense account	0.29	-
Total Current Liabilities	**271,621.64**	**159,655.50**
Long Term Liabilities		
Loan account	280,884.14	280,960.44
VAT received in error	947.48	272.19
Total Long Term Liabilities	**281,831.62**	**281,232.63**
Total Liabilities	**553,453.26**	**440,888.13**
Equity		
Current Year Earnings	12,001.47	(3,601.77)
Retained Profit & Loss	(69,713.95)	(66,112.18)
Share Capital	1,758,419.67	1,714,605.17
Total Equity	**1,700,707.19**	**1,644,891.22**
Total Liabilities and Equity	**2,254,160.45**	**2,085,779.35**

Income Statement (Profit and Loss)

world illustrated Inc.
For the year ended December 31, 2023
Accrual Basis

	2023	2022	TOTAL
SALES			
UK DIRECT			
UK Ad Agencies	6,192.59	1,342.34	7,534.93
UK Book Publishers	10,884.13	2,461.09	13,345.22
UK Magazines	13,479.93	7,212.21	20,692.14
UK Merchandising Companies	8,642.39	5,473.12	14,115.51
UK Newspapers	127,130.33	69,554.04	196,684.37
UK Record Companies	10,256.42	1,638.80	11,895.22
UK TV/Film/Web	40,323.01	10,669.82	50,992.83
UK Travel Companies	2,137.43	-	2,137.43
Total UK DIRECT	**219,046.23**	**98,351.42**	**317,397.65**
AGENTS			
Agent Sales China	1,828.80	913.68	2,742.48
Agent sales Copyright & PIXEL	77,636.61	82,919.63	160,556.24
Agent Sales EUR other	60,973.76	43,732.55	104,706.31
Agent Sales France	44,930.85	20,490.71	65,421.56
Agent Sales Germany	94,879.85	49,863.05	144,742.90
Agent Sales Japan	32,172.66	15,463.50	47,636.16
Agent Sales other ROW	16,040.68	10,671.05	26,711.73
Agent sales UK	60,759.76	29,428.50	90,188.26
Agent Sales USA	77,459.05	42,015.10	119,474.15
Total AGENTS	**466,682.02**	**295,497.77**	**762,179.79**
ASSIGNMENT			
Assignment Print sales	12,658.38	10,172.22	22,830.60
Assignment sales	30,248.02	19,588.69	49,836.71
Total ASSIGNMENT	**42,906.40**	**29,760.91**	**72,667.31**
HOSTING			
Hosting sales	21,909.32	10,989.33	32,898.65
Total HOSTING	**21,909.32**	**10,989.33**	**32,898.65**
USA & Other			
Foreign Book Publishers	657.90	326.89	984.79
Foreign Magazine publishers	515.82	125.34	641.16
Foreign other sales	930.89	427.68	1,358.57
USA Book Publishers	8,381.39	2,362.50	10,743.89
USA Magazine publishers	4,747.88	1,845.00	6,592.88

	2023	2022	TOTAL
USA other sales	85,473.74	54,151.02	139,624.76
Total USA & Other	**100,707.62**	**59,238.43**	**159,946.05**
GERMANY			
German Magazine publishers	2,642.61	1,522.26	4,164.87
German Newspaper publishers	2,955.87	1,635.89	4,591.76
German other sales	543.40	220.55	763.95
Total GERMANY	**6,141.88**	**3,378.70**	**9,520.58**
TOTAL SALES	**857,393.47**	**497,216.56**	**1,354,610.03**
COST OF SALES			
Agent sales reports	94,308.05	40,199.08	134,507.13
Assignment shoot costs	13,828.51	9,489.30	23,317.81
Photo Print costs	891.63	528.36	1,419.99
Photographer sales reports	89,505.90	50,350.93	139,856.83
Press shoot Costs	14,033.93	8,847.59	22,881.52
Total COST OF SALES	**212,568.02**	**109,415.26**	**321,983.28**
Gross Profit	**644,825.45**	**387,801.30**	**1,032,626.75**
EXPENSES			
Bad debts	(659.04)	-	(659.04)
Bank charges	6,306.74	3,201.94	9,508.68
Bank Revaluations	1,356.85	1,194.05	2,550.90
Domain registration fees	281.50	540.76	822.26
Electricity	1,574.46	822.66	2,397.12
Entertaining	9,597.43	7,174.71	16,772.14
Exchange rate variance	1,098.42	738.13	1,836.55
Hosting & internet	64,226.59	33,294.27	97,520.86
Insurance	2,268.42	645.90	2,914.32
Legal & professional charges	9,738.63	9,287.03	19,025.66
Marketing	5,243.47	1,589.63	6,833.10
Mobile phones	4,220.11	2,779.63	6,999.74
Motor expenses	2,723.43	1,243.71	3,967.14
Newspapers & Magazines	41.60	165.41	207.01
Office expenses	34,699.01	26,292.74	60,991.75
Postage	502.82	212.80	715.62
Rates	3,861.53	863.42	4,724.95
Realized Currency Gains	501.13	(316.83)	184.30
Redundancy	21,104.62	-	21,104.62
Rent	29,040.82	17,578.00	46,618.82
Staff contractor costs	417,058.74	275,088.25	692,146.99

	2023	2022	TOTAL
Staff subsistence	2,634.68	510.04	3,144.72
Subscriptions & passes	3,265.98	2,210.55	5,476.53
Telephone	860.72	413.07	1,273.79
Travel	5,588.97	3,334.46	8,923.43
Unrealized Currency Gains	3,433.96	1,556.17	4,990.13
Water	-	218.31	218.31
Withholding tax	2,252.39	764.26	3,016.65
Total EXPENSES	**632,823.98**	**391,403.07**	**1,024,227.05**
Operating Income	**12,001.47**	**(3,601.77)**	**8,399.70**
Net Income	**12,001.47**	**(3,601.77)**	**8,399.70**

Statement of Cash Flows

world illustrated Inc.
For the year ended December 31, 2023

	2023	2022
Operating Activities		
Receipts from customers	793,623.15	372,764.83
Payments to suppliers and employees	(709,933.23)	(376,204.21)
Cash receipts from other operating activities	-	2.10
Cash payments from other operating activities	(501.13)	316.83
Net Cash Flows from Operating Activities	**83,188.79**	**(3,120.45)**
Investing Activities		
Payment for property, plant and equipment	(53,859.65)	(1,686,077.04)
Other cash items from investing activities	(50,932.47)	(50,622.43)
Net Cash Flows from Investing Activities	**(104,792.12)**	**(1,736,699.47)**
Financing Activities		
Other cash items from financing activities	44,808.83	1,736,429.48
Net Cash Flows from Financing Activities	**44,808.83**	**1,736,429.48**
Net Cash Flows	**23,205.50**	**(3,390.44)**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	(4,371.19)	213.30
Net cash flows	23,205.50	(3,390.44)
Effect of exchange rate changes on cash	(1,356.85)	(1,194.05)
Cash and cash equivalents at end of period	17,477.46	(4,371.19)
Net change in cash for period	**21,848.65**	**(4,584.49)**

Statement of Owners' Equity

world illustrated Inc.
For the year ended December 31, 2023

	2023	2022
Equity		
Opening Balance	1,644,891.22	(66,012.18)
Current Year Earnings	12,001.47	(3,601.77)
Share Capital	43,814.50	1,714,505.17
Total Equity	**1,700,707.19**	**1,644,891.22**

WORLD ILLUSTRATED, INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2023 and 2022

1. ORGANIZATION AND PURPOSE

World Illustrated, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a content licensing platform and is building a social networking platform. The company currently derives revenue from content licensing. Future revenues will include advertising and merchandising.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2023 and December 31, 2022, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for corporate matters and financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. CONVERTIBLE NOTES

Nicholas Mavroleon holds a Convertible Note in the amount of $11,500. It carries an interest rate of 5% and gives him the right to convert into ordinary stock in the Company at the same value as other investors the next time the Company performs an equity or equity related fundraising. The note was issued in December 2023 with an initial term of 8 months and can be rolled for a further period of 8 months. His stated intention is to convert the note.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. A significant matter was the transfer of the business No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

5. RELATED PARTY TRANSACTIONS

a) Avalon Licensing Limited, a wholly owned subsidiary whose business and assets were transferred to the Company on 1st July 2022, made two interest free loans to the Company as part of the transfer. One in the amount of $92,293, and the other in the amount of $164,692. Both have bullet repayments due on 30th April 2028.

b) Charles Taylor, the Company's main shareholder and CEO, has made a loan on the same terms as Avalon in the amount of $122,622.

c) In October 2019, founder Charles Taylor contributed $100 for the company's formation.